THIRD QUARTERLY FINANCIAL REPORT – SEPTEMBER 30, 2005

President’s Letter

Dear Shareholders:

The third quarter of 2005 was one of the most eventful in our company’s history, with the announcement of clinical results from all of our three major programs and numerous other accomplishments. In turn, the market was receptive to our progress, with Cardiome stock trading strongly on both sides of the border, seeing record quarterly liquidity of over 30 million shares traded. It is my pleasure to highlight the following accomplishments achieved since our last quarterly update.

FINANCE & CORPORATE DEVELOPMENT

During the quarter, we announced execution of a letter of intent (“LOI”) to acquire Artesian Therapeutics, Inc., a privately held U.S. biopharmaceutical company. The deal is innovatively structured around success-driven milestone payments, and accompanied on closing by a US$7.5 million equity investment by Oxford Bioscience Partners, a major U.S. investor. We completed the transaction in October, and look forward to advancing Artesian’s innovative drug candidates as part of our strategy of expanding our product pipeline in the cardiovascular arena.

On the capital markets front, we were pleased to welcome new research coverage by UBS Securities, Orion Securities, HSBC Securities, Rodman & Renshaw and Canaccord Capital (Europe), bringing our research complement to 5 U.S. analysts, 11 Canadian analysts and 1 European analyst. We have also continued to be active in attending international investor conferences, including presentations at the Bear Stearns Annual Healthcare Conference and the UBS Global Life Sciences Conference. And late in the quarter, we were ranked 3rd on Deloitte’s Canadian Technology Fast 50 list of the 50 fastest-growing tech firms in Canada.

Finally, shortly after quarter end we announced the strengthening of our Board of Directors with the addition of Peter W. Roberts, a seasoned technology executive, First Vice President of the Institute of Chartered Accountants of British Columbia and a welcome addition to our Audit Committee. We are thrilled to have an exceptional individual such as Peter join our team.

CLINICAL DEVELOPMENT

The most significant achievement of the third quarter, and indeed thus far in 2005, was the announcement of results for ACT 3, our second pivotal Phase 3 trial for RSD1235 IV. With ACT 3 results strikingly similar to our ACT 1 results announced last December, we now have the efficacy data required for filing of an NDA in early 2006. I would like to take this opportunity to thank all parties who contributed to the success of this trial, including our co-development partner Astellas Pharma US, Inc., Cardiome’s team of dedicated clinicians, members of the medical community who all worked diligently toward successful completion of the trial, and most importantly, the patients who volunteered to participate in the study.

Along with our successes, we also had a disappointment this quarter, with the failure of our OPT-CHF Phase 2 trial for Oxypurinol in heart failure patients. While the outcome of this trial was not as we’d hoped, the trial itself was well-designed and well-executed and therefore gave us a clear and decisive answer, in this case to the negative. Following a full review of the trial data, we have decided to write down our investment in Oxypurinol and put all further work on indefinite hold. I would like to thank all members of the development team and clinical community for their outstanding work in executing this trial.

Cardiome’s oral RSD1235 program continues to progress. We successfully completed a series of Phase 1 trials with the goal of initiating a pilot Phase 2 study by the end of this year. We look forward to providing more details on advancement of this program in the months to come.

We have come a long way with Cardiome, and still have an exciting and event-filled future ahead. With all that has been accomplished, we maintain our commitment to developing Cardiome into the world’s leading cardiovascular drug development company. On behalf of our board of directors and the Cardiome management team, I thank all of our shareholders, employees, and other stakeholders for their continued support.

“Bob Rieder”

BOB RIEDER
President & CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005 prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain respects from United States generally accepted accounting principles. The differences as they affect interim consolidated financial statements are described in Note 8 to the unaudited interim consolidated financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

This discussion and analysis was performed by management using information available as at October 27, 2005. The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our 2004 Annual Report, is available by accessing the SEDAR website atwww.sedar.com or the EDGAR website at www.sec.gov/edgar.

Overview

We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure.

Atrial fibrillation (AF) is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. In December 2004 and September 2005, we announced positive top-line results for the first and second pivotal Phase III atrial fibrillation trials, ACT 1 and ACT 3, respectively, for our intravenous formulation of RSD1235, (RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation. In addition, we are currently conducting an additional Phase III trial and an open-label safety study in conjunction with Astellas Pharma US, Inc. (“Astellas”, formerly Fujisawa Healthcare, Inc., renamed after the merger of Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd.), our collaborative partner. We are also developing an oral formulation of RSD1235 (RSD1235 (oral)), as maintenance therapy for the long-term treatment of atrial fibrillation and intend to initiate a Phase II clinical trial in the fourth quarter of 2005.

Congestive heart failure (CHF) is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. In August 2005 we announced results for OPT-CHF, a Phase II trial of oral Oxypurinol in 405 patients with congestive heart failure. Top-line results from this trial were negative. Subsequent to the quarter end, we completed our detailed analysis of the study results and decided to suspend development of Oxypurinol for the treatment of congestive heart failure. In October 2005, we completed the acquisition of Artesian Therapeutics, Inc., a privately-held biopharmaceutical company which currently has two advanced small molecule discovery programs in the area of congestive heart failure (“CHF”).

The following table summarizes current and recently completed clinical studies of each of our research and development projects:

Project	Stage of Development	Current Status

RSD1235 (iv)	Phase III Clinical Trial (ACT 1)	Trial completed and top-line results
released in December 2004 and February
2005. Full trial results presented in May
2005.
	Phase III Clinical Trial (ACT 2)	Trial initiated in March 2004.
	Phase III Clinical Trial (ACT 3)	Top-line results released in September 2005.
	Open-Label Safety Study (ACT 4)	Trial initiated in October 2005.
RSD1235 (oral)	Phase I — Formulation Evaluation Study	Interim results released in November
2004 and controlled release formulation
selected.
	Phase I — Food Effect Study	Trial completed in April 2005.
	Phase I — 7 day Repeat Dosing Study	Trial completed in August 2005.
Oxypurinol CHF	Phase II Clinical Trial — (OPT-CHF)	Top-line results announced in August 2005.
	Phase II Proof of Concept Trial — IV (Exotic EF)	Final results announced in April 2005.
	Phase II Proof of Concept Trial — Oral (LaPlata)	Final results announced in February 2005.

The following are significant events which occurred since our last quarterly report:

•	In August 2005, we announced results from our OPT-CHF clinical trial evaluating Oxypurinol in 405 congestive heart failure (“CHF”) patients. The study measured the clinical impact of 600mg daily oral dosing of Oxypurinol for 24 weeks on the clinical outcomes in New York Heart Association Class 3 and Class 4 CHF patients receiving standard CHF therapy. Oxypurinol failed to demonstrate a statistically significant benefit over placebo in the primary composite endpoint (p=0.357). Subsequent to the quarter end, we completed our detailed analysis of the study results and decided to suspend development of Oxypurinol for the treatment of congestive heart failure.

•

Also in August 2005, we signed a letter of intent (“LOI”) to acquire Artesian Therapeutics, Inc. (“Artesian”), a privately held U.S. biopharmaceutical company. We subsequently completed this acquisition in October 2005. Under the terms of the acquisition, payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate.

Concurrent with the closing of the acquisition of Artesian, we closed, by way of private placement, a 1,036,098 Special Warrant financing at a price of approximately US$7.24 per Special Warrant. The Special Warrants were issued to Oxford Bioscience Partners, Artesian’s largest shareholder, for proceeds of approximately US$7.5 million. Each Special Warrant entitles the holder to acquire, without payment of any additional consideration, one common share of Cardiome. The subscription price for the Special Warrants represents a 5% premium over the five day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the LOI.

•

In August 2005, we announced our successful completion of the Phase I studies required to advance RSD1235 (oral) into a planned Phase II study later this year. At the same time, we reported the most recently completed Phase I study evaluating the pharmacokinetics, safety and tolerability of orally-administered RSD1235 over 7 days of repeat dosing within an escalating dose regimen.

•

In September 2005, together with our co-development partner Astellas, we announced results from our 276-patient atrial arrhythmia Phase III clinical study, called ACT 3. The study achieved its primary endpoint, showing that of the 170 patients with recent-onset atrial fibrillation (AF), 52% of those receiving an IV dose of RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.0001). These percentages are identical to those reported in the first pivotal Phase III study, ACT 1.

•

In October 2005, together with our co-development partner Astellas, we announced the initiation of an open-label safety study of intravenous RSD1235, called ACT 4, for the acute treatment of atrial fibrillation.

Critical Accounting Policies and Significant Estimates

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas requiring significant estimates include the assessment of net recoverable value and amortization period of technology licenses and patents, determination of accrued liabilities with respect to clinical trials, recognition of revenue, recognition of future income tax assets and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

•	intangible assets;

•	accrued liabilities and clinical trial expenses;

•	revenue recognition;

•	research and development costs;

•	stock-based compensation; and

•	income taxes

Intangible Assets

Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, the shortfall amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

Accrued Liabilities and Clinical Trial Expenses

We have entered into service agreements with various contract research organizations, investigators and other vendors that provide resources, services and expertise that complement our efforts in developing our drug candidates. These agreements may be in force over a number of fiscal years or accounting periods. Since payments under these agreements may not coincide with the period in which the services are rendered, judgment is required in estimating the amount of clinical trial expense to be recorded in each accounting period. Judgment and estimates are also involved in determining the amount of expenditures that are contractually committed under the various agreements. We consider the following factors in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; and the proportion of the overall contracted time that elapsed during the accounting period. In making these assessments, we monitor patient enrollment levels and related activities at a given point in time through internal reviews, correspondence and discussions with contractors and review of contractual terms. We may sometimes rely on the information provided by our contractors. A significant change in the above factors and the accuracy of information provided by our contractors may alter our estimate of our clinical trial expenditure for the accounting period and prepaid expenses or accrued liabilities as of the end of the accounting period. This could have a material impact on our results of operations and liabilities.

Revenue Recognition

Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses. Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on results of operations.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

Effective December 1, 2002, we have elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants, or CICA, in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

For the three months ended September 30, 2005, we recorded approximately $1.2 million and $19,800 of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees, respectively. For the nine months ended September 30, 2005, we recorded approximately $4.2 million and $0.1 million of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees, respectively.

Future Income Taxes

Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Results of Operations

For the three months ended September 30, 2005 (“Q3-2005”), we recorded a net loss of $29.5 million ($0.58 per common share), compared to a net loss of $15.0 million ($0.38 per common share) for the three months ended September 30, 2004 in the preceding fiscal year (“Q3-2004”). On a year-to-date basis, we recorded a net loss of $44.7 million ($0.93 per common share) for the nine months ended September 30, 2005, compared to a net loss of $29.5 million ($0.76 per common share) for the nine months ended September 30, 2004.

The increase in net loss of $14.5 million in Q3-2005, as compared to the net loss in Q3-2004, was primarily due to the writedowns of $14.3 million of intangible assets, net of future income tax recovery, related to the Oxypurinol program. Comparing the financial results of the third quarter of the two fiscal years, total expenses inclusive of these writedowns increased by $10.8 million, other expenses increased by $2.2 million while future income tax recovery decreased by $1.7 million. These were offset by an increase in total revenue of $0.2 million. The increase of net loss of $15.2 million for the nine months ended September 30, 2005, as compared to the same period in fiscal 2004, was mainly due to the writedowns of $14.3 million of intangible assets, net of future income tax recovery, related to the Oxypurinol program. Comparing the financial results of the nine-month period of the two fiscal years, total expenses inclusive of these writedowns increased by $13.9 million, total revenue decreased by $1.7 million while other expenses increased by $0.9 million. These were offset by an increase in future income tax recovery of $1.3 million. These results of operations were in line with our expectations.

We expect losses to continue for the remainder of the current fiscal year and for at least the next two fiscal years as we advance RSD1235 (iv) into the regulatory approval process and RSD1235 (oral) into later stage development, as well as advancement of Artesian product candidates. As such, we expect our operating expenses for these product candidates to be higher than the potential licensing and research collaborative fees or royalty revenue from RSD1235 (iv), should we successfully meet our collaborative milestones or obtain commercialization approval for RSD1235 (iv) within this period.

Revenues

Total revenue for Q3-2005 increased to $4.7 million from $4.5 million for Q3-2004. On a year to date basis, total revenue for the nine months ended September 30, 2005 was $13.1 million as compared to $14.8 million for the same period in fiscal 2004. Total revenue was comprised of licensing fees and research collaborative fees from our collaborative partners as described below.

Licensing fees represent the amortization of deferred revenue related to upfront payments and premium on equity investment from our collaborative partners. We recorded $1.2 million of licensing fees for Q3-2005 as compared to $1.1 million for Q3-2004, and $3.6 million for the nine months ended September 30, 2005, as compared to $4.1 million for the same period in fiscal 2004. The decrease of $0.5 million of licensing fees on a year-to-date basis, as compared to the same nine month period in fiscal 2004, was primarily due to the recognition of the remaining $0.9 million of unamortized deferred revenue related to the upfront payment from our former collaborative partner, UCB Farchim S.A, or UCB during the nine months ended September 30, 2004. This was offset by the amortization of deferred revenue of $0.4 million ($Nil for the nine months ended September 30, 2004) associated with the additional deferred revenue from Astellas.

Research and collaborative fees are composed of project management fees and contract research fees we charged collaborative partners for our work and the associated out of pocket expenses we recovered from them. Research collaborative fees for Q3-2005 were $3.4 million, which was comparable to the amount recorded for Q3-2004. Research collaborative fees were $9.4 million for the nine months ended September 30, 2005, as compared to $10.6 million for the same period in fiscal 2004. The decrease for the current period was primarily due to the reduced research and development collaborative fees from Astellas. Out of pocket expenses associated with RSD1235 (iv) operational activities that we directly incurred have reduced by $1.9 million for the nine month period ended September 30, 2005, as compared to the same period in fiscal 2004, due to the completion of ACT 1 in early 2005. This was offset by an increase of $0.7 million in project management fees and contract research fees for the nine months ended September 30, 2005, as compared to the same periods in fiscal 2004. In addition, included in these fees for fiscal 2004 was an amount of $0.2 million contract research fees from our former collaborative partner, UCB Farchim S.A., which was terminated in March 2004.

For the remainder of the current fiscal year, we expect to continue recognizing as revenue the amortization of deferred revenue related to the payments from Astellas. We will also continue to receive project management fees and development cost reimbursements from Astellas.

Research and Development Expenditures

Research and development expenditures were $9.1 million for Q3-2005, as compared to $9.7 million for Q3-2004. We incurred total research and development expenditures of $32.6 million for the nine months ended September 30, 2005, as compared to $29.8 million for same period in fiscal 2004.

Research and development expenditures for Q3-2005 were comparable to the amount recorded for Q3-2004. The increase of $2.8 million in research and development expenditures for the nine months ended September 30, 2005, as compared to those incurred for the nine months ended September 30, 2004, was primarily due to the expanded clinical development activities during the nine months ended September 30, 2005, with continuation or completion of three Phase III studies of RSD1235 (iv) [ACT 1, ACT 2 and ACT 3], one Phase II regulatory study [OPT-CHF] and two Phase II proof-of-concept studies [Exotic-EF and LaPlata] of Oxypurinol, and two Phase I studies of RSD1235 (oral).

	Amount in million of Canadian $
Project	For the Three Months Ended		For the Nine Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
RSD1235 (iv)	$3.2	$4.2	$14.5	$16.0
RSD 1235 (oral)	$4.0	$2.3	$8.9	$4.5
Oxypurinol CHF	$1.8	$2.4	$8.9	$6.0
Non-core project	$0.1	$0.8	$0.3	$3.3
Total research and development expenses	$9.1	$9.7	$32.6	$29.8

We expect our research and development expenditures for the current fiscal year to be higher than those incurred in fiscal 2004. The majority of the increase will be associated with our RSD1235 (iv) and RSD1235 (oral) projects.

The following provides a description of major clinical trial(s) and research and development expenditure for each of our projects:

RSD1235 (iv)

During Q3-2005, we completed the second pivotal Phase III trial, ACT 3, and continued our clinical work on ACT 2.

The ACT 1 Study

The study looked at three sub-groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centers in the U.S., Canada and Scandinavia. We completed enrollment in ACT 1 in October 2004 and announced that the study achieved its primary endpoints in December 2004. Additional clinical results of this study were released in February 2005 and a full trial report was presented in May 2005 at the Late Breaking Clinical Results section of the Heart Rhythm Society Meeting in New Orleans.

The ACT 2 Study

The ACT 2 study, initiated in March 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. The primary endpoint in this study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study

Our collaborative partner, Astellas, initiated the ACT 3 study in July 2004 and completed patient recruitment for this study in July 2005. ACT 3 enrolled 276 patients. The primary efficacy endpoint of the ACT 3 trial was acute conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients. The study also included analysis of patients with longer-term atrial fibrillation and patients with atrial flutter. Safety observations focused on sensory and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. We announced that the study achieved its primary endpoint in September 2005.

The ACT 4 Study

Subsequent to the quarter end in October 2005, our collaborative partner Astellas initiated an open-label safety study, called ACT 4. The study will evaluate the safety of RSD1235 (iv) in approximately 120 atrial fibrillation patients.

Total research and development expenditures for this project were $3.2 million for Q3-2005, as compared to $4.2 million for Q3-2004. On the year-to-date basis, our expenditures for this project were $14.5 million for the nine months ended September 30, 2005, as compared to $16.0 million for the nine months ended September 30, 2004. Also included in the expenditures were the costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies. These stability batches will generate manufacturing data required for our potential NDA in early 2006.

We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004. The anticipated cost will relate to the final data analysis for ACT 1, ongoing ACT 2 study, completion of ACT 3, initiation of ACT 4, and preparation of the NDA.

RSD1235 (oral)

During Q3-2005, we completed the Phase I studies required to advance RSD1235 (oral) into a planned Phase II study later this year.

In September 2004, we initiated dosing of RSD1235 (oral) in 12 healthy volunteers in a Phase I formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235 (oral) in comparison to an immediate release formulation of RSD1235 (oral). Based on the successful completion of the study in November 2004, we have chosen a controlled release formulation for further clinical development.

In November 2004, we initiated a food effect study. The objective of the study was to further evaluate the effect of food on the absorption of our controlled release formulation of RSD1235 in patients under both fed and fasted conditions. Based on the successful completion of the study in April 2005, the results confirmed that RSD1235 absorption is not significantly affected by food, suggesting that dosing need not be restricted according to meal time.

In April 2005, we initiated a 7-day repeat dosing study. The objective of the study was to evaluate the pharmacokinetics (PK), safety and tolerability of orally-administered RSD1235 over 7 days of repeat dosing within an escalating dose regimen. Based on the successful completion of the study in August 2005, the results confirmed that RSD1235 appears to be safe and well-tolerated across all dose levels.

Total research and development expenditures for this project were $4.0 million for Q3-2005, as compared to $2.3 million for Q3-2004. On the year-to-date basis, our expenditures for this project were $8.9 million for the nine months ended September 30, 2005, as compared to $4.5 million for the same period in fiscal 2004. The increase was the result of the increased operational activities associated with the completion of the series of Phase I clinical trials, manufacture of drug supplies, and pre-clinical toxicology testing work.

We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004 as we advance this project into Phase II clinical testing later this year.

Oxypurinol for Congestive Heart Failure Project

During Q3-2005, we completed the OPT-CHF study.

The OPT-CHF Study

OPT-CHF which was initiated in March 2003 finished its patient recruitment in December 2004. The placebo-controlled study investigated the impact of 24 weeks of daily oral dosing of Oxypurinol (600 mg/day) on the clinical outcomes of an expected 405 moderate to severe symptomatic heart failure patients.

The study enrolled New York Heart Association class III and IV patients with ejection fractions less than or equal to 40%. All randomized patients had experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.

The primary end point of the study was a composite that assigned all patients to one of three categories: improved, unchanged or worsened. Improvement consisted of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening included death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We announced that the study failed to achieve its primary endpoint in August 2005. Subsequent to the quarter end ,we completed our detailed analysis of the study results and decided to suspend development of Oxypurinol for the treatment of congestive heart failure.

The EXOTIC-EF Study

In April 2005, we announced positive final results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 18 patients who met the prospectively-defined entry criteria.

The LaPlata Study

This investigator-sponsored randomized, double-blinded, placebo controlled trial involved 28 days of oral dosing of Oxypurinol in Congestive Heart Failure patients with left-ventricle ejection fraction equal to less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had left ventricle ejection fractions exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study. Final results were announced in February 2005. This study showed a statistically-significant improvement in an important measurement of cardiac function, the left ventricle ejection fraction. Improvement in the exercise tolerance (6 minute walk test) was seen in both treatment groups; however, no statistically significant difference between the two groups was observed.

Our expenditure for this project decreased to $1.8 million for Q3-2005, as compared to $2.4 million for Q3-2004. On a year-to-date basis, our expenditure for this project was $8.9 million for the nine months ended September 30, 2005, as compared to $6.0 million for the same period in fiscal 2004. In addition, as a result of our decision to suspend development of Oxypurinol for the treatment of congestive heart failure, we have written off $14.1 million of the intangible assets, net of future income tax recovery, related to this program. The non-cash write-downs include a write-down of the remaining intangible assets and the future income tax liability, which arose from our acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002, of $22.9 million and $9.1 million, respectively. Also included is a write-down of the carrying value of patents by $0.5 million.

Other Non-core Projects

Following our decision to stop pursuing the allopurinol intolerant gout indication for Oxypurinol in 2004, research and development expenditures for the Oxypurinol gout project decreased substantially to $0.1 million for Q3-2005 as compared to $0.8 million for Q3-2004, and $0.3 million for the nine months ended September 30, 2005 as compared to $2.9 million for the same period in fiscal 2004. The expenditures incurred for Q3-2005 and the nine months ended September 30, 2005 were associated with our Compassionate Use Program for allopurinol intolerant gout patients. Expenditures associated with other experimental research declined to $Nil for the nine months ended September 30, 2005 from $0.4 million for the nine months ended September 30, 2004.

General and Administration Expenditures

General and administration expenditures were $1.9 million for Q3-2005, as compared to $1.4 million for Q3-2004. On a year to date basis, we incurred a total general and administration expenditure of $6.0 million for the nine months ended September 30, 2005, as compared to $5.1 million for the same period in fiscal 2004. The increase of $0.5 million for the current quarter was due to the increase of $0.3 million in business development expenditures associated with out-licensing and in-licensing activities and the increase of $74,000 and $0.1 million in consulting and professional fees and wages and benefits respectively. The increase of $0.9 million for the nine months ended September 30, 2005, as compared to those incurred for the nine months ended September 30, 2004, was largely attributable to the increase of $1.0 million in business development expenditures associated with out-licensing and in-licensing activities. This was offset by the decrease of

$43,000 and $64,000 in consulting and professional fees and corporate activities respectively.

For the current fiscal year, we expect our general and administration expenditures to be comparable to those incurred in fiscal 2004.

Amortization

Amortization was $0.2 million for Q3-2005 as compared to $1.1 million for Q3-2004, and $2.4 million for the nine months ended September 30, 2005 as compared to $4.0 million the same period in fiscal 2004. The decrease in amortization for both periods was attributable to the reduced amortization related to our intangible and other assets following the write-down of intangible assets associated with the Oxypurinol gout project and the Oxypurinol CHF project in September 2004 and September 2005 respectively.

Other Income (Expenses)

Interest and other income was $0.6 million for Q3-2005 as compared to $0.2 million for Q3-2004, and $1.2 million for the nine months ended September 30, 2005 as compared to $0.6 million for the same period in fiscal 2004. The increase in interest and other income for both periods was primarily the result of higher balances of cash and cash equivalents and short-term investments in fiscal 2005.

A net foreign exchange loss of $3.3 million was recorded for Q3-2005, as compared to a net foreign exchange loss of $0.7 million for Q3-2004, and $1.9 million for the nine months ended September 30, 2005 as compared to $0.3 million for the same period in fiscal 2004. The increase in net foreign exchange loss was mainly due to the result of the depreciation of the U.S. dollar in comparison to the Canadian dollar since the end of the second quarter on our U.S. dollar denominated working capital balances carried forward from the end of the second quarter. Our increased U.S. dollar denominated investment portfolio balances from the completion of our financing in March 2005 also contributed to the higher foreign exchange loss in the current fiscal period. We are exposed to market risk related to currency exchange rates in the U.S. and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and Euros. Some of this risk is offset by the reimbursements from Astellas which are in U.S. dollars.

Future Income Tax Recovery

Future income tax recovery was $3.1 million for Q3-2005 as compared to $4.8 million for Q3-2004, and $7.1 million for the nine months ended September 30, 2005 as compared to $5.8 million for the same period in fiscal 2004. The future income tax recoveries fluctuated based on the amortization and write-down of intangible assets to which they relate as well as the level of losses incurred in our U.S. subsidiary.

Quarterly Financial Data

The selected financial information provided below is derived from our unaudited quarterly consolidated financial statements for each of the last eight quarters, all of which cover periods of three months, except for the quarter ended December 31, 2003, which covers a period of 4 months due to the change of fiscal year end from November 30 to December 31, effective December 31, 2003. (In thousands of dollars except per share amounts)

	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
	$	$	$	$	$	$	$	$

Total Revenues	4,662	3,807	4,610	11,640	4,505	5,269	4,989	4,925
Net income (loss) for the period	(29,472)	(7,658)	(7,608)	1,787	(14,986)	(9,841)	(4,727)	(5,853)
Basic net income (loss) per common share	(0.58)	(0.15)	(0.18)	0.05	(0.38)	(0.25)	(0.13)	(0.16)
Diluted net income (loss) per common share	(0.58)	(0.15)	(0.18)	0.04	(0.38)	(0.25)	(0.13)	(0.16)

Total revenues relate to our licensing and research collaborative revenues from Astellas. The primary factor affecting the losses in the various quarters is the number and stage of our clinical development programs as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options. In addition, the substantial increase in loss for the quarter ended September 30, 2004 is due to the write-down of technology and licenses with respect to the discontinuation of the Oxypurinol gout project. And, the significant increase in loss for the current quarter is due to the write-down of technology and licenses with respect to the discontinuation of the Oxypurinol CHF project.

For the quarter ended December 31, 2004, the significant increase in revenue, when compared with the four months ended December 31, 2003, was due to the recognition of the milestone payment for the successful completion of the 1st Phase III clinical trial of $7.2 million related to RSD1235 (iv).

Liquidity and Capital Resources

Sources and Uses of Cash

Our operational activities during the nine months ended September 30, 2005 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees collected from Astellas, and the net proceeds from equity financing and exercise of stock options by employees. Cash provided by financing activities in the nine months ended September 30, 2005 was primarily composed of $64.5 million of the net proceeds of the public offering completed in March 2005, as described in Note 5 of the interim consolidated financial statements, and the proceeds of $3.6 million received from the issuance of our common shares upon exercise of stock options. Cash provided by financing activities of $0.6 million and $6.9 million in Q3-2004 and the nine months ended September 30, 2004, respectively, was mainly from the issuance of our common shares upon exercise of share purchase warrants and stock options.

Cash used in operating activities for Q3-2005 was $14.2 million, as compared to $7.4 million of cash used in operating activities for Q3-2004. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash, net change in non-cash working items, and the amortization of deferred revenue. The increase of $6.7 million in cash used in operating activities in Q3-2005, as compared to Q3-2004, was due to an increase in net loss by $14.5 million, a reduction of net cash used in settlement of non-cash working capital items by $5.3 million, and an increase in amortization of deferred revenue of $0.1 million. These were offset by an increase in non-cash add-backs of $13.2 million. Cash used in operating activities for the nine months ended September 30, 2005 was $19.1 million, as compared to $20.7 million for the same period in fiscal 2004. The decrease of $1.6 million in cash used in operating activities for the nine months ended September 30, 2005, as compared to the same period in 2004, was due to a decline in amortization of deferred revenue by $0.5 million, an increase in non-cash add-backs by $11.0 million, and an increase in cash provided by settlement of non-cash working capital items by $5.3 million. These were offset by an increase in net loss by $15.2 million.

Cash provided by investing activities for Q3-2005 was $1.1 million, as compared to $9.4 million of cash provided by investing activities for Q3-2004. The decrease of $8.3 million in cash provided by investing activities was due to a decrease of net sale of short-term investments by $7.6 million, an increase of $0.5 million in property, plant and equipment and patents additions (net of leasehold inducements), and an increase of $0.2 million in deferred acquisition costs related to the acquisition of Artesian. Cash used in investing activities for the nine months ended September 30, 2005 was $29.3 million, as compared to $6.0 million of cash provided by investing activities for the same period in fiscal 2004. The increase of $35.3 million in cash used in investing activities was due to an increase of $35.7 million in net purchases of short-term investments and an increase of $0.2 million in deferred acquisition costs related to the acquisition of Artesian. These were offset by a decrease of $0.6 million in property, plant and equipment and patents additions (net of leasehold inducements).

As at September 30, 2005, we had working capital of $69.9 million, as compared to $26.8 million at December 31, 2004. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $72.0 million at September 30, 2005, as compared to $24.4 million at December 31, 2004.

As at September 30, 2005 and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

		Payment Due by Period

	Total	2005	2006-2007	2008-2009	Thereafter

	(in thousands of dollars)
Other long-term obligation	214	4	37	45	128
Operating lease obligations	5,639	155	1,144	1,338	3,002
Commitments for clinical
research agreements(1)	4,991	4,991	0	0	0
Commitments under license
agreement(2)	535	0	186	233	116
					per annum

Total	$11,379	$5,150	$1,367	$1,616	$3,246

____________________

(1)

The total commitment of $5.0 million reflects $3.5 million of commitments that are non-cancelable and $1.5 million of commitments that are cancelable should we decide to discontinue the related clinical research work.

(2)

As of September 30, 2005, pursuant to four license and service agreements, we have various commitments as described in Note 12(d) of the annual consolidated financial statements for the year ended December 31, 2004. The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 12(d)(iii), converted from U.S. dollars to Canadian dollars at the closing exchange rate on September 30, 2005 of CAD$0.8601 = US$1.00.

Subsequent Events

In October 2005, we completed our acquisition of all the outstanding common shares of Artesian for nominal consideration. In addition, under the terms of the acquisition, additional payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate.

Concurrent with the closing of the acquisition of Artesian, we closed, by way of private placement, a 1,036,098 Special Warrant financing at a price of approximately US$7.24 per Special Warrant. The Special Warrants were issued to Oxford Bioscience Partners, Artesian’s largest shareholder, for proceeds of approximately US$7.5 million. Each Special Warrant entitles the holder to acquire, without payment of any additional consideration, one common share of Cardiome. The subscription price for the Special Warrants represents a 5% premium over the five day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the letter of intent of our acquisition of Artesian in August 2005

Outstanding Share Capital

As at October 27, 2005, there were 51,469,531 common shares issued and outstanding, 4,748,527 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.68 per share, 162,024 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$4.25 per share, and 1,036,098 common shares issuable upon the exercise of Special Warrants without payment of any additional consideration (see Subsequent Events).

Related Party Transactions

Included in accounts payable and accrued liabilities at September 30, 2005 is $83,328 (December 31, 2004 - $54,688) owing to a legal firm where the Company’s corporate secretary is a partner. For the three and nine months ended September 30, 2005, the Company has incurred $181,448 and $871,969 of legal fees for services provided by the legal firm respectively (three and nine months ended September 30, 2004 - $29,000). $nil and $568,495 of the total amount was incurred for the three and nine months ended September 30, 2005 respectively in connection with the public offering completed in March 2005. $94,244 of the total amount incurred during the three and nine months ended September 30, 2005 was associated with the acquisition of Artesian. The amounts charged are recorded at the exchange amounts at normal trade terms.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Financial Instruments and Risks

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

We believe that our current cash position, together with the US$7.5 million private placement proceeds from Oxford Bioscience, the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next two years. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS
(Unaudited - expressed in Canadian Dollars)

	As at
	September 30,	December 31,
	2005	2004
ASSETS
Current
Cash and cash equivalents	$27,392,785	$7,673,892
Short-term investments	44,623,338	16,693,319
Amounts receivable (note 9)	6,781,281	14,289,307
Prepaid expenses	1,127,435	1,131,591
Total current assets	79,924,839	39,788,109
Property, Plant and Equipment	3,500,464	2,687,290
Intangible assets (note 3)	881,427	25,851,072
Deferred acquisition costs (note 10)	168,458	-
	$84,475,188	$68,326,471

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (notes 6 and 8)	$5,055,878	$5,833,974
Deferred revenue	4,864,358	4,868,817
Future income tax liability	-	2,164,000
Current portion of capital lease obligations	-	7,061
Current portion of deferred leasehold inducement (note 4)	96,337	95,108
Total current liabilities	10,016,573	12,968,960
Deferred revenue	373,156	4,015,106
Deferred leasehold inducement (note 4)	787,736	859,984
Future income tax liability	-	4,918,000
Total liabilities	11,177,465	22,762,050

Contingencies (note 7)

Shareholders’ Equity
Share capital (note 5)
Authorized
Unlimited number of common and preferred shares
Issued and outstanding – common shares
51,371,281 at September 30, 2005
40,592,834 at December 31, 2004	200,469,963	131,427,488
Contributed surplus	9,624,437	6,195,605
Deficit	(136,796,677)	(92,058,672)
Total shareholders’ equity	73,297,723	45,564,421
	$84,475,188	$68,326,471

See accompanying notes

On behalf of the Board:

Robert Rieder, Director	Peter Roberts, Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Nine Months ended

	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
Revenue
Licensing fees	$1,228,826	$1,097,046	$3,646,409	4,149,066
Research collaborative fees	3,432,962	3,407,664	9,432,280	10,614,416
	4,661,788	4,504,710	13,078,689	14,763,482

Expenses
Research and development (note 5(e))	9,111,841	9,744,248	32,560,836	29,752,612
General and administration (note 5(e))	1,913,803	1,413,792	6,030,437	5,142,837
Amortization	217	1,120,685	2,372,036	3,990,441
Write-down of intangible assets (note 3)	23,322,608	11,521,170	23,322,608	11,521,170
	34,565,614	23,799,895	64,285,917	50,407,060
Operating loss	(29,903,826)	(19,295,185)	(51,207,228)	(35,643,578)
Other income (expenses)
Interest and other income	617,149	151,259	1,244,031	560,030
Foreign exchange losses	(3,290,352	(653,383)	(1,856,808	(251,640)
	(2,673,203)	(502,124)	(612,777)	308,390

Loss before income taxes	(32,577,029)	(19,797,309)	(51,820,005)	(35,335,188)
Future income tax recovery	3,105,000	4,811,000	7,082,000	5,781,000
Net loss for the period	(29,472,029)	(14,986,309)	(44,738,005)	(29,554,188)
Deficit, beginning of period	(107,324,648)	(78,859,508)	(92,058,672)	(64,291,629)
Deficit, end of period	$(136,796,677)	$(93,845,817)	$(136,796,677)	$(93,845,817)

Basic and diluted loss per common share	$(0.58)	$(0.38)	$(0.93)	$(0.76)

Weighted average number of
common shares outstanding	51,098,981	39,602,901	47,916,391	38,859,774

See accompanying notes

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Nine Months ended

	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004

Operating Activities
Net loss for the period	$(29,472,029)	$(14,986,309)	$(44,738,005)	$(29,554,188)
Add items not affecting cash:
Amortization	217,362	1,120,685	2,372,036	3,990,441
Unrealized foreign exchange loss	-	48,662	-	48,662
Stock-based compensation	1,170,374	598,085	4,339,354	2,249,915
Deferred leasehold inducement	(23,988)	(39,949)	(71,019)	(51,643)
Write-off of capital assets	-	-	7,057	-
Write-down of intangible assets	23,322,608	11,521,170	23,322,608	11,521,170
Future income tax recovery	(3,105,000)	(4,811,000)	(7,082,000)	(5,781,000)
	(7,890,673)	(6,548,656)	(21,849,969)	(17,576,643)
Changes in non-cash working capital items
relating to operations
Amounts receivable	(846,212)	543,386	7,508,026	1,255
Prepaid expenses	(90,464)	(47,778)	4,156	(355,581)
Accounts payable and accrued liabilities	(4,126,468)	(293,435)	(1,089,177)	1,428,681
Deferred revenue	(1,228,826)	(1,097,046)	(3,646,409)	(4,149,066)

Cash used in operating activities	(14,182,643)	(7,443,529)	(19,073,373)	(20,651,354)

Financing Activities
Issuance of common shares, net of share issuance
costs	1,800,805	569,350	68,131,953	6,901,571
Repayment of capital lease obligations	-	(6,815)	(7,061)	(20,119)
Cash provided by financing activities	1,800,805	562,535	68,124,892	6,881,452

Investing Activities
Purchase of property, plant and equipment	(260,319)	(228,446)	(776,908)	(2,559,774)
Leasehold inducements	-	634,080	-	1,030,380
Patent costs capitalized	28,051	(88,683)	(457,242)	(240,075)
Purchase of short-term investments	(17,097,725)	(1,962,672)	(74,463,791)	(28,489,310)
Sale of short-term investments	18,621,581	11,079,372	46,533,773	36,226,480
Deferred acquisition costs (note 3)	(168,458)	-	(168,458)
Cash provided by (used in) investing activities	1,123,130	9,433,651	(29,332,626)	5,967,701

Increase (decrease) in cash and cash equivalents
during the period	(11,258,708)	2,552,657	19,718,893	(7,802,201)
Cash and cash equivalents,
beginning of period	38,651,493	3,624,022	7,673,892	13,978,880

Cash and cash equivalents, end of period	$27,392,785	$6,176,679	$27,392,785	$6,176,679

See accompanying notes

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2004, except that they do not contain all note disclosures necessary for annual financial statements. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 8.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at September 30, 2005, and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 included in the Company’s Annual Report filed with the appropriate securities commission. The results of operations for the three- month and nine-month periods ended September 30, 2005 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.	SIGNIFICANT ACCOUNTING POLICIES

All accounting policies are the same as described in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2004 included in the Company’s 2004 Annual Report filed with the appropriate securities commissions.

Certain of the significant accounting policies are as follows:

Revenue recognition

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.

Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation and other stock-based payment

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to its stock option plan. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled during the period.

The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms (see Note 5).

3.	INTANGIBLE ASSETS

During the quarter ended September 30, 2005, the Company discontinued its efforts to pursue the Oxypurinol program for the treatment of congestive heart failure and wrote off $14,262,608 of the intangible assets, net of future tax recovery, related to the Oxypurinol CHF project. The net write-down includes the write off of intangible assets and related future income tax liability, which arose from the acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002, of $22,872,071 and $9,060,000, respectively, and a write-down of the carrying value of patents by $450,537.

In addition, during the quarter ended September 30, 2004, the Company decided to discontinue its efforts to pursue the allo-intolerant gout indication for Oxypurinol and wrote down $7,054,176 of the intangible assets, net of future tax recovery, related to the Oxypurinol gout project. The net write-down includes the write-down of the net book value of intangible assets and related future income tax liability, which arose from the Company’s acquisition fo Cardiome, Inc. by issuance of common shares of the Company in March 2002, of $11,266,623 and $4,467,000, respectively, and a write-down of the carrying value of a license by $254,553.

	September 30, 2005	September 30, 2004
	$	$
Technology	22,872,071	11,266,623
Less; future income tax liability	9,060,000	4,467,000
	13,812,071	6,799,623
Carrying value of patents	450,537	254,547
Total amount of write-down	14,262,608	7,054,170

4.	DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030,380 from the landlord for leasehold improvements during the year ended December 31, 2004. $792,600 of the tenant improvement allowance (“Basic Allowance”) is being amortized on a straight-line basis over the initial term of the lease. The remaining $237,780 (“Additional Allowance”) represents a repayable allowance, collateralized with a letter of credit, which is being repaid over 10 years with interest at 10% per annum at approximately $38,000 per annum. The Company is obligated to refund the unpaid portion of the Additional Allowance upon early termination of the lease. As at September 30, 2005, the Company has an unamortized balance of $884,073 (December 31, 2004 - $955,092).

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

5.	SHARE CAPITAL

	(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series, of which none are currently issued and outstanding.

	(b)	Issued and Outstanding

	Number of
Common shares	Shares	Amount
Balance, December 31, 2004	40,592,834	$131,427,4
		88
Issued for cash upon public offering, net of share issuance costs	9,775,000	64,526,656
Issued for cash upon exercise of options	994,416	3,605,297
Issued pursuant to exercise of warrants on cashless basis	9,031	-
Reallocation of contributed surplus arising from stock-based
compensation related to the exercise of options	-	910,522
Balance, September 30, 2005	51,371,281	$200,469,
		963

On March 23, 2005, the Company closed a public offering of common shares pursuant to which 8,500,000 common shares were issued at a price of $7.21 (US$6.00) per share, for gross proceeds of $61,285,000 (US$51,000,000). In addition, the Company granted the underwriters an over-allotment option to purchase 1,275,000 common shares at the offering price, exercisable during the period ending 30 days from March 18, 2005. On March 30, 2005, the over-allotment option was exercised in full and the Company issued 1,275,000 common shares at a price of $7.21 (US$6.00) per share for gross proceeds of $9,192,750. In connection with the public offering, including the exercise of the over-allotment option, the Company paid a cash commission of $4,581,054 and incurred total legal and professional fees of $1,370,039.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

5.	SHARE CAPITAL (CONT’D)

	(c)	Common Share Purchase Warrants

Details of share purchase warrant transactions for the nine months ended September 30, 2005 are summarized as follows:

Number of
Warrants
Balance, December 31, 2004	176,500
Warrants exercised on a cashless basis	(14,476)
Balance, September 30, 2005	162,024

During the nine months ended September 30, 2005, the Company issued 9,031 common shares for 14,476 warrants exercised on a cashless basis. As at September 30, 2005, common shares issuable upon the exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of Expiry	Price	Common Shares
February 9, 2007	US$2.40	87,319
February 9, 2007	US$4.80	37,209
February 9, 2007	US$8.00	37,496
Balance, September 30, 2005		162,024

The above common share purchase warrants may be exercised on a cashless basis based on a formula described in the warrant agreement.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

5.	SHARE CAPITAL (CONT’D)

	(d)	Stock Options

In May 2001, the shareholders approved a stock option plan (“2001 Plan”) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Incentive Stock Option Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) to change the period during which optionees may exercise options after ceasing to be an eligible person. In June 2005, the shareholders approved further amendment to the 2001 Incentive Stock Option Plan to (i) decrease the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 6,000,000 Common Shares to 5,750,000 Common Shares; (ii) to eliminate default vesting schedule applicable if no other vesting schedule is prescribed by the Board of Directors at the time of grant and specify that the Board of Directors may determine such vesting terms at its discretion; (iii) to restrict the maximum number of stock options issuable to insiders to 10% of the issued and outstanding Common Shares of the Company.

At September 30, 2005, the Company had 4,840,077 stock options outstanding, of which 3,164,696 are exercisable, at a weighted average exercise price of $5.65 per common share and expiring at various dates from March 17, 2006 to September 18, 2011.

Details of the stock option transactions for the nine months ended September 30, 2005 are summarized as follows:

		Number of Stock
	Weighted Average	Options
	Exercise Price	Outstanding
Balance, December 31, 2004	$4.48	4,701,909
Options granted	$8.37	1,259,709
Options exercised	$3.63	(994,416)
Options forfeited	$4.80	(113,375)
Options expired	$7.24	(13,750)
Balance, September 30, 2005	$5.65	4,840,077

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

5.	SHARE CAPITAL (CONT’D)

	(d)	Stock Options (Cont’d)

At September 30, 2005, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
	September 30, 2005			September 30, 2005
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise price	common shares	average	average	common	average
	issuable	remaining	exercise price	shares	exercise price
		contractual life		issuable
$		(years)	$		$
$2.80-$3.68	2,054,618	3.17	3.28	1,888,368	3.27
$5.05-$5.96	795,250	2.73	5.28	770,250	5.28
$6.29-$8.95	1,990,209	5.18	7.66	506,078	7.31
	4,840,077	3.92	5.65	3,164,696	4.41

(e)	Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, consultants and clinical advisory board members is amortized to expense over the vesting period. Compensation expense for the three and nine months ended September 30, 2005 amounted to $1,170,374 and $4,339,356, respectively (2004: $598,085 and $2,249,915, respectively). For the three months ended September 30, 2005, this compensation expense has been allocated to research and development expenses of $786,646 (2004: $332,603) and general and administration expenses of $383,728 (2004: $265,482) on the same basis as for the allocations of cash compensation. For the nine months ended September 30, 2005, this compensation expense has been allocated to research and development expenses of $3,178,659 (2004: $1,052,565) and general and administration expenses of $1,160,697 (2004: $1,197,350) on the same basis as for the allocations of cash compensation.

The weighted average fair value of stock options granted during the three and nine months ended September 30, 2005 was $5.80 and $5.53, respectively (2004: $4.46 and $4.38, respectively). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Assumption	For the three months ended		For the nine months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Dividend yield	0%	0%	0%	0%
Expected volatility	75.1%	79.3%	74.3%	77.0%
Risk-free interest rate	3.29%	4.04%	3.42%	4.02%
Expected average life of theoptions	6 years	6 years	6 years	6 years

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

6.	RELATED PARTY TRANSACTION

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the three and nine months ended September 30, 2005, the Company has incurred $181,448 and $871,969 of legal fees for services provided by the legal firm respectively (three and nine months ended September 30, 2004 - $29,000). $nil and $568,495 of the total amount incurred during the three and nine months ended September 30, 2005 respectively, was in connection with the public offering completed in March 2005. $94,244 of the total amount incurred during the three and nine months ended September 30, 2005 was associated with the acquisition of Artesian Therapeutics, Inc (note 10). Included in accounts payable and accrued liabilities at September 30, 2005 is an amount of $83,328 (December 31, 2004 - $54,688) owing to law firm.

7.	COMMITMENTS AND CONTINGENCIES

(a)

The Company signed an amendment to its lease agreement to expand its facility at 6190 Agronomy Road, 6th floor, Vancouver, BC., by leasing approximately an additional 15,800 square feet on the 5th floor at 6190 Agronomy Road. The term of the lease for this additional space commences on May 1, 2005 and terminates on March 14, 2014. The additional lease payment from May 1, 2005 to March 14, 2006 payments will be C$309,114, increasing C$7,926 each year until March 14, 2009, at which time the annual lease payments will be C$356,670. Pursuant to this amendment agreement, the Company will be entitled to a cash allowance of up to $723,450 from the landlord for leasehold improvements for the expansion space.

(b)

In July 2005, the Company entered into a letter of intent to improve its expansion space on the 5th floor at 6190 Agronomy Road at an estimated cost of $1,058,000. The letter of intent was subsequently converted to a formal agreement in October 2005. Approximately $570,000 of leasehold improvements has been incurred up to September 30, 2005.

(c)

The Company has entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(d)

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

8.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to U.S. GAAP, except for the differences below as more fully described in Note 17 in the Company’s audited consolidated financial statements for the year ended December 31, 2004.

Material variations impacting the interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
	$	$	$	$

Net loss for the period , Canadian GAAP	(29,472,029)	(14,986,309)	(44,738,005)	(29,554,188)
Amortization of other assets	-	(25,680)	(8,560)	(77,040)
Net loss for the period, U.S. GAAP	(29,472,029)	(15,011,989)	(44,746,565)	(29,631,228)
Reclassification adjustment for unrealized gains
on short-term investments	(25,640)	(57,876)	(25,640)	(143,515)
Unrealized gains (losses) on short-term
investments	-	(306,634)	-	(167,192)
Comprehensive loss for the period, U.S. GAAP	(29,497,669)	(15,376,499)	(44,772,205)	(29,941,935)
Basic and diluted loss per common share, U.S.
GAAP	(0.58)	(0.38)	(0.93)	(0.76)
Weighted average number of common shares
outstanding, U.S. GAAP	51,098,981	39,602,901	47,916,391	38,859,774

Material variations in balance sheet accounts under U.S. GAAP are as follows:

	September 30,	December 31,
	2005	2004
	$	$

Intangible and other assets	1,049,885	25,859,632
Contributed surplus / other comprehensive income	10,545,486	7,116,654
Deficit	(137,717,726)	(92,971,161)

Accounts payable and accrued liabilities comprise:

	September 30,	December 31,
	2005	2004
	$	$

Trade accounts payable	1,530,891	2,966,237
Accrued contract research	2,317,073	2,005,022
Employee-related accruals	266,238	605,000
Other accrued liabilities	941,676	257,715
	5,055,878	5,833,974

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

8.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Pro forma information - Stock-based compensation

The following pro forma financial information presents the net loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to December 1, 2002 (see note 5(e)). For stock options granted in 2001, the fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 88.1%; risk-free interest rate - 3.0%; and expected average life of the options - 6 years. For stock options granted during the three and nine months ended September 30, 2005 and September 30, 2004, see note 5[e].

Applying the above, supplemental disclosure of pro forma net loss and loss per share is as follows:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
	$	$	$	$
Net loss for the period , U.S. GAAP	(29,472,029)	(15,011,989)	(44,746,565)	(29,631,228)
Deduct: Stock-based employee compensation
expense included in reported loss above	1,170,374	598,085	4,339,356	2,249,915
Add: Total stock-based employee compensation
expense using fair value based method for
all awards	(1,170,374)	(635,085)	(4,413,356)	(2,518,115)
Pro forma loss for the period	(29,472,029)	(15,048,989)	(44,820,565)	(29,899,428)
As reported	(0.58)	(0.38)	(0.93)	(0.76)
Pro forma	(0.58)	(0.38)	(0.94)	(0.77)

Other recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to December 1, 2002. However, had the Company adopted SFAS 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in the table above.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited – expressed in Canadian Dollars)

9.	SEGMENTED INFORMATION

The Company operates in one business segment with all of its assets and operations located in Canada. During the three and nine months ended September 30, 2005, 100% of the Company’s revenue was derived from one research collaborator in the United States. [three months ended September 30, 2004 – 100% from one collaborator in United States; nine months ended September 30, 2004 – 93% and 7% from one collaborator in each of United States and Switzerland respectively]. At September 30, 2005, included in amounts receivable is an amount of $5,844,412 (US$5,026,587) due from one research collaborator [December 31, 2004 - $13,847,269 (US$11,520,191)].

10.	SUBSEQUENT EVENT

In October 2005, the Company completed its acquisition of all the outstanding common shares of Artesian Therapeutics, Inc. (“Artesian”) for nominal consideration. In addition, under the terms of the acquisition, additional payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, US$32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate.

Concurrent with the closing of the acquisition of Artesian, the Company has closed, by way of private placement, a 1,036,098 Special Warrant financing at a price of approximately US$7.24 per Special Warrant. The Special Warrants were issued to Oxford Bioscience Partners, Artesian’s largest shareholder, for proceeds of approximately US$7.5 million. Each Special Warrant entitles the holder to acquire, without payment of any additional consideration, one common share of Cardiome. The subscription price for the Special Warrants represents a 5% premium over the five day average closing price of the common shares of Cardiome on the NASDAQ Stock Market prior to the execution of the letter of intent of the Company’s acquisition of Artesian in August 2005.

Costs incurred as of September 30, 2005 of $168,458 in connection with this acquisition have been deferred.